

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 6, 2009

Mr. Michael T. Prior
President and Chief Executive Officer
Atlantic Tele-Network, Inc.
10 Derby Square
Salem, Massachusetts 01970

   RE: Atlantic Tele-Network, Inc.
     Form 10-K for the year ended December 31, 2007
     Filed March 17, 2008
     File No. 001-12593

Dear Mr. Prior:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         Larry Spirgel
         Assistant Director

Cc: Matthew J. Gardella, Esq.
  Edwards Angell Palmer & Dodge LLP
  Via Facsimile: (617) 227-4420